ACK RIGHT ENDEAVORS LLC

DBA GREENBOX ROBOTICS



Annual Report

2021

Annual Report 2021

Throughout this document, mentions of greenbox Robotics refer to greenbox, a LLC formed in July of 2017 in California (the "Company"). The Company's physical address is 13914 Bora Bora Way #112 Marina Del Rey, CA.

You may contact the Company by emailing Zack@greenboxRobotics.com]. This annual report is posted on the Company's website, www.greenboxrobotics.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

greenbox Robotics ("greenbox Robotics" or "Company") is an LLC formed in July 2017, in California. The Company's physical address is 13914 Bora Bora Way #112 Marina Del Rey, Ca 90292. The Company's web site may be accessed at www.greenboxRobotics.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

[OFFICER 1]

Board positions with greenbox Robotics]

Dates	Position	Principal Occupation
7/1/17 - 5/1/22	Founder	CEO

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

	A	B	C	D	E	F
1	Holder	Class A Units	Class B Units	Class C Units	Capital Contributions	Percentage Interest
2	Zack Johnson	6,740.00	0	0	$30,000.00	57.911%
3	Boat Ramp Road, LLC	1,159.00	0	0	$0.00	9.958%
4	John C. McDaniel	1,000.00	0	0	$200,000.00	8.592%
5	Jackey Kwok Wah Lee	1,000.00	0	0	$200,000.00	8.592%
6	Colburn Rhodes	300	0	0	$0.00	2.578%
7	Velocity Capital LLC	0	191.082	0	$75,000.00	1.642%
8	Thom Rafferty	0	509.554	0	$400,000.00	4.378%
9	Anne Marie Rafferty-DiPierro	0	127.389	0	$100,000.00	1.095%
10	Coventry Garden LLC	0	189.900	0	$150,000.00	1.632%
11	Kevin Donahue	0	348.151	0	$275,000.00	2.991%
12	MG Teixeira, Inc.	0	73.437	0	$53,974.50	0.631%
13						
14	Total:	10,199.00	1,439.51	0	$1,483,974.50	100%

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Manufactured in the United States, greenbox is the first fully automated CBD kiosk. From the moment we step out the door, our daily lives are simplified by the wonders of modern day automation. Whether it's pre-ordering your Starbucks on your phone, printing your plane ticket at an airport kiosk, or simply ordering your groceries online, automation is the grease that keeps this high-paced world spinning. So why should buying your CBD be any different? greenbox Robotics has harnessed the most sophisticated automation technology to make your buying and selling experience fast, easy, and way ahead of its time

5. How many employees does the Company currently have? (§ 227.201(e))

3 employees

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

High risk with a high return investment

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Class A Units	10,199 units	0		
Class B Units	1,439.51	0		

Those investors that participated in our offering via Netcapital have given their voting rights to a record owner, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for investors pursuant to the record ownership and voting that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The current value of the securities is based on the previous investment from the NetCapital raise. The future rounds of investment will have a pre money valuation and once the investment closes, that will be the new valuation of the company.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of greenbox Robotics, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in greenbox Robotics and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

DOES NOT APPLY

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

greenbox Robotics is generating great recurring revenue from monthly technology subscriptions & through direct to consumer sales. Our robot operators are required to make an initiation payment of $10,000 and then they pay $500 a month for the proprietary greenbox software. We have 17 active lease agreements and high demand from big box retail. At the end of 2021, greenbox Robotics completed an equity swap with a Massachusetts family office. The purpose of these equity swamp is to expand the greenbox footprint in one of the fastest growing cannabis states in the country. The Massachusetts cannabis market is on pace to reach $1.5b in annual sales for 2022. greenbox will be rolling out a cannabis delivery business in the Q3 of 2022.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

greenbox Robotics has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Ack Right Endeavors LLC will file a report electronically with the SEC annually and post the report on its web site ([WEBSITE]) no later than 120 days after the end of each fiscal year covered by the report.

DocuSigned by:

66BE88E0D57D45C...

I, ________ (“Full name”) certify that:

(1) the financial statements of greenbox robotics LLC (“Company name”) included in this Form are true andcomplete in all material respects; and

(2) the tax return information of greenbox robotics LLC (“Company name”) included in this Form reflects accurately the information reported on the tax return for greenbox robotics LLC (“Company name”) filed for thefiscal year ended 12/31/2021.

Full name: Zack Johnson

Position: CEO

Date: 5/5/2022

—

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Greenbox Robotics

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BofA Checking x3636	40,383.20
BofA Marinabox Checking x0166	107.16
BofA Savings x3746	200.05
Petty Cash	129.80
POS Sales Income	18,480.77
Total Bank Accounts	**$59,300.98**
Other Current Assets	
Payroll Refunds	4,173.36
Total Other Current Assets	**$4,173.36**
Total Current Assets	**$63,474.34**
Fixed Assets	
Accumulated Depreciation	-83,111.36
Computers	7,102.45
Machines	628,799.68
Total Fixed Assets	**$552,790.77**
Other Assets	
Accumulated Amortization of Other Assets	-32,655.32
Organizational Costs	189,611.48
Other Assets	83,737.91
Total Other Assets	**$240,694.07**
TOTAL ASSETS	**$856,959.18**

Greenbox Robotics

Balance Sheet

As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	8,000.00
Total Accounts Payable	**$8,000.00**
Credit Cards	
BofA Credit Card 4636	5,179.48
Total Credit Cards	**$5,179.48**
Other Current Liabilities	
Officer's Loan Payable	41,326.10
Payroll Liabilities	
CA PIT / SDI	975.70
Federal Taxes (941/944)	875.48
Federal Unemployment (940)	-111.60
Total Payroll Liabilities	**1,739.58**
Total Other Current Liabilities	**$43,065.68**
Total Current Liabilities	**$56,245.16**
Long-Term Liabilities	
Convertible Debt	57,878.06
Total Long-Term Liabilities	**$57,878.06**
Total Liabilities	**$114,123.22**
Equity	
Owner's Investment	1,371,146.05
Retained Earnings	-677,711.36
Net Income	49,401.27
Total Equity	**$742,835.96**
TOTAL LIABILITIES AND EQUITY	**$856,959.18**

Greenbox Robotics

Profit and Loss
January - December 2021

	JAN 2021	FEB 2021	MAR 2021	APR 2021	MAY 2021	JUN 2021
Income						
Billable Expense Income						
Sales	1,965.23	11,031.83	16,563.18	7,064.46	32,598.35	8,787.14
Total Income	**$1,965.23**	**$11,031.83**	**$16,563.18**	**$7,064.46**	**$32,598.35**	**$8,787.14**
Cost of Goods Sold						
Cost of Goods Sold				92.40		
Shipping	63.96	17.99	1,599.81	88.78	24.47	1,681.70
Total Cost of Goods Sold	**$63.96**	**$17.99**	**$1,599.81**	**$181.18**	**$24.47**	**$1,681.70**
GROSS PROFIT	**$1,901.27**	**$11,013.84**	**$14,963.37**	**$6,883.28**	**$32,573.88**	**$7,105.44**
Expenses						
Advertising & Marketing	68.00	88.00	531.18	818.00	88.00	214.78
Auto Fuel					80.70	117.88
Bank Charges & Fees	35.00	11.00	19.82		15.00	55.00
Business Operations	6,800.00	365.00	6,703.33	4,400.00	2,200.00	6,600.00
Car & Truck			318.97	255.77		531.54
Chartiable Contributions	100.00			95.00		
Contractors	313.50	612.00				
Sales Commissions						
Total Contractors	**313.50**	**612.00**				
Dues & Subscriptions	177.98	175.98	237.51	253.65	291.86	212.38
Insurance	232.61	234.26	234.22	222.43	221.65	221.65
Interest Paid	79.75	113.48	84.22	96.08	98.71	113.55
Job Supplies						
Legal & Professional Services	486.00	105.00	575.00	150.00	90.00	90.00
Meals & Entertainment	3.98		90.64	107.95	39.97	
Merchant Fees	662.63	362.00	134.07	671.72	429.48	141.74
Office Supplies & Software	698.40	102.04	194.95	186.88	132.81	208.28
Other Business Expenses	470.00	1,106.14	830.03	493.36	480.00	406.41
Outside Services	200.00		200.00	200.00	220.00	300.00
Payroll Taxes						
POS Cellular Transaction Verification Costs	106.76	0.10	398.90	163.81	190.62	
Product Development	388.00	228.00	791.00	1,428.00	400.00	961.10
QuickBooks Payments Fees	42.88	42.88	451.29	70.13	51.50	126.58
Reimbursable Expenses						
Rent & Lease	449.39	449.39	449.39	449.39	449.39	350.00
Repairs & Maintenance	500.00			12.01	63.49	119.69
Taxes & Licenses			562.68			
Taxes - FTB			1,684.00			
Telephone						200.00
Travel				295.63	1,732.89	3,281.99

Greenbox Robotics

Profit and Loss

January - December 2021

	JAN 2021	FEB 2021	MAR 2021	APR 2021	MAY 2021	JUN 2021
Utilities	330.21	930.89	355.91	230.64	230.64	230.64
Total Expenses	**$12,145.09**	**$4,926.16**	**$14,847.11**	**$10,600.45**	**$7,506.71**	**$14,483.21**
NET OPERATING INCOME	$ -10,243.82	$6,087.68	$116.26	$ -3,717.17	$25,067.17	$ -7,377.77
Other Income						
Interest Income	0.01	0.01	0.01	0.01	0.01	0.01
Other Miscellaneous Income				1,072.32	111.45	
PPP Loan Forgiveness Income						
Total Other Income	**$0.01**	**$0.01**	**$0.01**	**$1,072.33**	**$111.46**	**$0.01**
NET OTHER INCOME	$0.01	$0.01	$0.01	$1,072.33	$111.46	$0.01
NET INCOME	$ -10,243.81	$6,087.69	$116.27	$ -2,644.84	$25,178.63	$ -7,377.76

Greenbox Robotics

Profit and Loss
January - December 2021

	JUL 2021	AUG 2021	SEP 2021	OCT 2021	NOV 2021	DEC 2021	TOTAL
Income							
Billable Expense Income					800.00		$800.00
Sales	11,782.32	8,600.86	20,013.25	25,552.88	36,102.23	11,215.24	$191,276.97
Total Income	**$11,782.32**	**$8,600.86**	**$20,013.25**	**$25,552.88**	**$36,902.23**	**$11,215.24**	**$192,076.97**
Cost of Goods Sold							
Cost of Goods Sold					96.98		$189.38
Shipping	26.35		114.68	2.52	2,383.14	1,215.60	$7,219.00
Total Cost of Goods Sold	**$26.35**	**$0.00**	**$114.68**	**$2.52**	**$2,480.12**	**$1,215.60**	**$7,408.38**
GROSS PROFIT	**$11,755.97**	**$8,600.86**	**$19,898.57**	**$25,550.36**	**$34,422.11**	**$9,999.64**	**$184,668.59**
Expenses							
Advertising & Marketing	331.92	39.00	200.94	250.00	22.21	566.91	$3,218.94
Auto Fuel	53.95	40.00	124.91		225.43	36.40	$679.27
Bank Charges & Fees	241.68	139.74	124.08	18.00	95.52	17.50	$772.34
Business Operations	4,450.00	4,400.00	4,670.00	4,450.00	4,450.00	6,450.00	$55,938.33
Car & Truck	255.77		521.54		320.77		$2,204.36
Chartiable Contributions							$195.00
Contractors			295.00	297.50			$1,518.00
Sales Commissions				3,500.00	2,750.00		$6,250.00
Total Contractors			**295.00**	**3,797.50**	**2,750.00**		**$7,768.00**
Dues & Subscriptions	264.08	246.34	214.82	197.64	159.90	187.52	$2,619.66
Insurance	221.65	221.65	221.67	11.92	427.80	221.93	$2,693.44
Interest Paid				106.64			$692.43
Job Supplies			14.76	10.41			$25.17
Legal & Professional Services	216.00	82.50	120.00	210.00	3,260.00	135.00	$5,519.50
Meals & Entertainment	253.44			392.75	199.20	34.60	$1,122.53
Merchant Fees	636.85	408.78	163.17	603.16	347.61	104.03	$4,665.24
Office Supplies & Software	232.31	139.12	200.35	464.04	468.19	128.50	$3,155.87
Other Business Expenses	2,432.10	1,250.00	146.63	651.00	900.57	927.55	$10,093.79
Outside Services	100.00	200.00	200.00	100.00	220.00	200.00	$2,140.00
Payroll Taxes	4,218.57			-4,684.44		-22.00	$ -487.87
POS Cellular Transaction Verification Costs	62.42	32.00	73.70	86.10	145.25	208.28	$1,467.94
Product Development	816.00	1,236.00	376.00	613.00	2,118.00	1,622.73	$10,977.83
QuickBooks Payments Fees	129.00	145.25	126.00	325.48	252.23	65.95	$1,829.17
Reimbursable Expenses					53.00		$53.00
Rent & Lease	380.00	380.00	380.00	3,294.59	1,123.75	1,123.75	$9,279.04
Repairs & Maintenance	23.45			12.23		33.61	$764.48
Taxes & Licenses						565.01	$1,127.69
Taxes - FTB			-185.66				$1,498.34
Telephone	129.93	53.50	53.50	53.50	53.50	53.50	$597.43
Travel	305.27	744.30	25.55	525.92	45.23	1,748.89	$8,705.67

Greenbox Robotics

Profit and Loss

January - December 2021

	JUL 2021	AUG 2021	SEP 2021	OCT 2021	NOV 2021	DEC 2021	TOTAL
Utilities	246.89	246.89	246.89	187.41	184.21	184.21	$3,605.43
Total Expenses	**$16,001.28**	**$10,005.07**	**$8,313.85**	**$11,676.85**	**$17,822.37**	**$14,593.87**	**$142,922.02**
NET OPERATING INCOME	$ -4,245.31	$ -1,404.21	$11,584.72	$13,873.51	$16,599.74	$ -4,594.23	$41,746.57
Other Income							
Interest Income	0.01			0.01	0.01		$0.09
Other Miscellaneous Income				106.19		75.15	$1,365.11
PPP Loan Forgiveness Income			24,165.00				$24,165.00
Total Other Income	**$0.01**	**$0.00**	**$24,165.00**	**$106.20**	**$0.01**	**$75.15**	**$25,530.20**
NET OTHER INCOME	$0.01	$0.00	$24,165.00	$106.20	$0.01	$75.15	$25,530.20
NET INCOME	$ -4,245.30	$ -1,404.21	$35,749.72	$13,979.71	$16,599.75	$ -4,519.08	$67,276.77

Greenbox Robotics

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	68,026.27
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-18,625.00
Payroll Refunds	-4,173.36
BofA Credit Card 4636	-437.41
California Department of Tax and Fee Administration Payable	-2,625.37
Payroll Liabilities:CA PIT / SDI	975.70
Payroll Liabilities:Federal Taxes (941/944)	875.48
Payroll Liabilities:Federal Unemployment (940)	-111.60
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-24,121.56**
Net cash provided by operating activities	**$43,904.71**
FINANCING ACTIVITIES	
Convertible Debt	45,575.90
Owner's Investment	-58,853.95
Net cash provided by financing activities	**$ -13,278.05**
NET CASH INCREASE FOR PERIOD	**$30,626.66**
Cash at beginning of period	28,674.32
CASH AT END OF PERIOD	**$59,300.98**